ThoughtShare Communications Inc.

100 – 5949 Patrick Street
Burnaby, B.C.
V5J 3B8
www.thoughtshare.com
P: 604-605-8715

02060911

November 28, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

SUPPL

02 DEC 10 AM 9:38

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

Re: ThoughtShare Communications Inc.
<u>12g3-2(b) Exemption #82-2442</u>

In order to maintain the above exemption in good standing, we enclose the following:

1. BC Form 45-102F2 – Certificate under subsection 2.7(2) of Multilateral Instrument 45-102 Resale of Securities.
2. Amended BC Form 45-902F Report of Exempt Distribution.
3. News release dated November 28, 2002; and
4. BC Form 51-901F –Quarterly Report dated November 28,2002.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours very truly,

Blaine Bailey
Director

dw 1/9

82-2442

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

1. ThoughtShare Communications Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 23, 2002 of Convertible Debentures totaling $140,000 of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 1st day of November 2002.

THOUGHTSHARE COMMUNICATIONS INC.

By: "Blaine Bailey"
Blaine Bailey, Director

82-2442

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

AMENDED **BC FORM 45-902F**
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   ThoughtShare Communications Inc.
   100 – 5949 Patrick Street
   Burnaby, B.C. V5J 3B8
   Tel. (604) 605-8715

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   Convertible debentures totalling $140,000. The convertible debentures expire on September 17, 2004, bear interest at the rate of 8% per annum, and are convertible into units of the Company at a price of $0.10 each. Each unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase common shares of the company at $0.10 for a term of 2 years.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price (Canadian $)*	*Exemption relied on*	*Length of any restricted or seasoning period*
Fred Fabro Surrey, B.C.	1 Convertible Debenture	Sept. 23/02	$20,000	MI 45-103 3.1(1)(a)	4 months

Blaine Bailey Burnaby, B.C.	1 Convertible Debenture	Sept. 23, 2002	$15,000	MI 45-103 3.1(1)(a)	4 months
Eric Gerritsen Arlington, MA	1 Convertible Debenture	Sept. 23, 2002	$25,000	MI 45-103 3.1(1)(d)	4 months
Jon Husband Vancouver, B.C.	1 Convertible Debenture	Sept. 23, 2002	$50,000	MI 45-103 3.1(1)(d)	4 months
Seaview International Inc. Alofi, Niue	1 Convertible Debenture	Sept. 23, 2002	$30,000	MI 45-103 5.1(1)	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

   $85,000.00

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 1st day of November 2002.

THOUGHTSHARE COMMUNICATIONS INC.

per:

Blaine Bailey

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Fred Fabro 13693 18th Avenue Surrey, B.C. V4A 1W5	604-535-2821 fred_fabro@telus.net	1 Convertible Debenture	MI 45-103 3.1(1)(a)
Blaine Bailey 5949 Patrick Street Burnaby, B.C. V5J 3B8	604-431-5193 bybailey@telus.net	1 Convertible Debenture	MI 45-103 3.1(1)(a)
Eric Gerritsen 99 Bartlett Avenue Arlington, MA 02476	781-492-5787 eric@globalseedcapital.com	1 Convertible Debenture	MI 45-103 3.1(1)(d)
Jon Husband 303 – 2077 Nelson Street Vancouver, B.C.	604-689-1671 jon@wirearchy.com	1 Convertible Debenture	MI 45-103 3.1(1)(d)
Seaview International Inc. No2 Commercial Center Square Alofi, Niue		1 Convertible Debenture	MI 45-103 5.1(1)

#82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Management Discussion for Second Quarter Results

Vancouver, BC (November 28, 2002) – ThoughtShare Communications Inc. has summarized information, below, that has been extracted from the Companies quarterly report for the six months ended September 30, 2002, which are available in pdf format on the SEDAR website at www.sedar.com.

During the period, The Company reported that it has had to suspend substantially all of its operating business activities due to financial conditions. The Company has been unable to exploit sales and licensing opportunities as it has been unsuccessful in raising the required funding to execute on its business plan. ThoughtShare is no longer able to retain the necessary employees and contractors to continue sales & marketing, and research & development activities. The Company believes that a reorganization including a share consolidation is required in order to have any reasonable prospect of attracting the needed capital to continue forward. With its available resources Thoughtshare will continue to seek financing and take steps to protect its intellectual property and to pursue the sale of or licensing opportunities for its intellectual property on terms favorable to the Company.

During the period, The Company advises that the Company's Tier classification will be changed from Tier 1 to Tier 2.The Exchange has advised that the Company is unable to meet the Exchange's Tier 2 Maintenance Requirements ("TMR") in accordance with Policy 2.5. The deficiencies identified are in the Working Capital and Asset & Operations requirements for a Tier 2 Technology Issuer. As a result, the Company has been placed on 90-day notice for Inactive Status effective September 9, 2002. The Company is required to resume its operation and raise sufficient funds to cover six months of its operations by December 8, 2002, failing which the Exchange will declare it Inactive.

Working capital as at September 30, 2002 was ($199,279) and the consolidated loss to September 30, 2002 was $1,076,357. The Company will need to raise additional funds to resume its operating business. The Company is actively reviewing its financing options and intends to seek additional financing. Sources may include public or private financing, arrangements with corporate partners and from other sources. There can be no assurance that such funds will be available on favorable terms, or at all.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

FORM 51-901F

82-2442

Quarterly Report

Incorporated as part of: **Schedule A**

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC.
ISSUER ADDRESS:	100 – 5949 Patrick Street Burnaby, B.C. V5J 3B8
ISSUER FAX NO.:	
ISSUER TELEPHONE NO.:	(604) 605-8715
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 605-8715
WEBSITE:	www.thoughtshare.com
E-MAIL:	
FOR:	2nd quarter ended September 30, 2002
DATE OF REPORT:	November 28,2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"	**Blaine Bailey**	**02/11/28**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"	**Fred Fabro**	**02/11/28**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

THOUGHTSHARE COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEET
September 30, 2002

(Unaudited – prepared by management)
(With comparative audited consolidated figures for March 31, 2002)

		September 30, 2002		March 31, 2002
ASSETS				
Current				
Cash	$	12,375		534,162
Accounts receivable		7,500		18,802
Prepaid expenses/deposits		26,769		29,892
		46,644		582,856
Deferred development costs (see Note 1)		2,238,808		2,686,570
Capital assets		271,577		322,758
	$	2,557,029	$	3,592,184
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	245,923		184,896
Demand loan (see Note 3)		---		195,000
		245,923		379,896
Convertible debenture (see Note 4)		140,000		---
Repayable contribution (see Note 2)		---		130,000
		385,923		509,896
SHAREHOLDERS' EQUITY				
Share Capital		12,713,510		12,317,780
Share subscription received		---		230,555
Retained earnings		(10,542,404)		(9,466,047)
	$	2,557,029	$	3,592,184

Approved on behalf of the Board of Directors

"Fred Fabro" — Director

"Blaine Bailey" — Director

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
Six months ended September 30, 2002

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the three months ended Sept. 30, 2002)

	Six Months Ended September 30 2002	Six Months Ended September 30 2001	Three Months Ended September 30 2002	Three Months Ended September 30 2001
Revenue	$ 5,255	---	$ 70	---
Expenses				
Advertising and promotion	2,081	103,150	2,041	33,366
Amortization	51,180	271,902	25,590	135,951
Audit and accounting	---	36,400	---	29,400
Bank charges and interest	4256	2,466	293	1,153
Consulting fees	70,171	25,025	29,086	(2,139)
Communications	10,596	12,042	6,140	6,242
Courier and postage	448	6,582	218	4,029
Insurance	20,839	18,156	17,149	13,452
Investor Relations	---	30,000	---	15,000
Legal	19,899	31,022	18,923	9,729
Loan bonus fee	30,000	---	---	
Management fees	---	78,100	---	30,100
Other	6,112	23,312	3,516	14,752
Occupancy cost	87,995	99,726	48,258	49,037
Office supplies	6,486	18,478	424	13,507
Operating Costs	449,318	86,417	225437	44,201
Printing and stationery	411	6,165	(303)	4,417
Recruitment	---	9,000	---	---
Salaries & Benefits	284,353	658,221	136,322	280,236
Shareholder Communication	11,668	14,122	11,668	11,438
Sponsorship	---	500	---	---
Trade Shows & Conferences	---	98,275	---	34,249
Transfer agent and filing fees	9,972	33,629	9,972	22,212
Travel, Meals & Entertainment	15,827	67,164	11,975	36,467
	(1,076,357)	(1,729,854)	(546,639)	(786,799)
Other items				
Interest income	$ ---	67,436	$ ---	41,013
Loss before non-controlling interest	(1,076,357)	(1,662,418)	(546,639)	(745,786)
Non-controlling interest	---	542,700	---	179,020
Net loss for the period	(1,076,357)	(1,119,718)	(546,639)	(566,766)
Deficit, beginning of period	(9,466,047)	(5,877,203)	(9,995,765)	(6,430,155)
Deficit, end of period	$ (10,542,404)	(6,996,921)	$ (10,542,404)	(6,996,921)

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Six months ended September 30, 2002

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the three months ended Sept. 30, 2002)

	Six Months Ended September 30		Three Months Ended September 30	
	2002	2001	2002	2001
Operating activities				
Net loss for the period	$ (1,076,357)	$ (1,119,718)	$ (546,639)	$ (566,766)
Amortization	498,943	271,902	249,472	135,951
Minority interest	---	(1,657,008)	---	(1,293,328)
Changes in non-cash working capital items:				
Accounts receivable	11,302	33,692	9,205	(16,213)
Prepaid expenses	3,123	173,194	3,123	195,659
Accounts payable and accrued liabilities	61,027	(84,028)	99,551	19,065
	(501,962)	(2,381,966)	(185,288)	(1,525,632)
Financing activities				
Subscription received	(230,555)	---	---	---
Issue of share capital	395,730	1,114,308	45	1,114,308
Convertible debenture	140,000	---	140,000	---
Repayable contribution	(130,000)	---	---	---
Loan	(195,000)	---	---	---
	(19,825)	1,114,308	140,045	1,114,308
Investing activities				
Deferred development	---	(600,917)	---	(250,687)
Capital assets	---	(39,545)	---	(15,822)
	---	(640,462)	---	(266,509)
Cash changes	(521,787)	(1,908,120)	(45,243)	(677,833)
Cash, beginning of period	534,162	2,700,408	57,618	1,407,121
Cash, end of period	$ 12,375	$ 792,288	$ 12,375	$ 792,288

THOUGHTSHARE COMMUNICATIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2002
(Unaudited – prepared by management)

1. **Deferred development costs**

Development costs (other than capital expenditures) relating to the development of Internet software products are expensed as incurred unless they meet generally accepted accounting principles for deferral and amortization. Deferred development costs are recorded at cost and are amortized upon commencement of commercial sales on a straight-line basis over a period not exceeding three years. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Development costs are reduced by related government assistance and grants.

	September 30, 2002	March 31, 2002
Balance, beginning of year	$2,686,570	$ 1,988,880
Technical consulting fees	---	139,804
Salaries and benefits	---	794,299
Less: government grants		---
SRED	---	(236,413)
Deferred development amortization	(447,762)	---
Balance, end of period	$2,238,808	$ 2,686,570

2. **Repayable Contribution**

Pursuant to a Product Development Fund agreement dated July 15, 1999, ThoughtShare agreed to perform certain research and development work and the British Columbia Advanced Systems Institute ("ASI") agreed to advance loan funding for the work totalling $200,000, upon confirmation of expenditures from ThoughtShare under the terms and conditions set in the agreement.

During the period, the Company settled the repayable contribution of $60,000 and an additional $30,000 owing upon conversion of the debt, plus a loan bonus fee of $70,000, by issuing the following common shares to ASI:

a) 529,412 common shares of the Company for settlement of $90,000 in accordance with the terms of the agreement; and

b) 411,764 common shares of the Company for settlement of the loan bonus fee amount of $70,000.

3. **Demand Loan**

The demand promissory note of $195,000 was due to a company with common directors on or before April 30, 2002 with interest accrued at 8% annually, compounded monthly and accrued, and secured by the assets of the Company under a general security agreement.

During the period, the loan was repaid with interest of $3,590.

4. **Convertible Debenture**

The convertible debenture expires on September 17,2004, bearing interest at the rate of 8% per annum, and are convertible into units of the Company at a price of $0.10 each. The convertible debenture is secured by a fixed charge over the Company's property. Each unit consists of one share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase common shares of the Company at $0.10 for a term of 2 years.

Subsequent to the period end, the convertible debenture financing was closed.

FORM 51-901F

Quarterly Report

Incorporated as part of: **Schedules B&C**

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC.
ISSUER ADDRESS:	100 – 5949 Patrick St. Burnaby, B.C. V5J 3B8
ISSUER FAX NO.:	
ISSUER TELEPHONE NO.:	(604) 605-8715
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 605-8715
WEBSITE:	www.thoughtshare.com
E-MAIL:	
FOR:	2nd quarter ended September 30, 2002
DATE OF REPORT:	November 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"	**Blaine Bailey**	**02/11/28**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"	**Fred Fabro**	**02/11/28**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

Schedule B
ThoughtShare Communications Inc.
September 30, 2002

SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS:*

See accompanying financial statements.

2. *RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:*

a) Paid or accrued $9,000 in consulting fees to an officer of the Company.

b) Paid or accrued $74,166 in salaries to two directors of the Company.

3A. *SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2002:*

Date	Security	Type of Issue	No. of Shares	Price Per Share	Total Proceeds	Type of Consider-ation	Commission
Apr. 3/02	Common shares	Acquisition	941,176	$0.17	$160,000 (deemed)	Property	Nil
Apr. 4/02	Common shares	Exercise of options	3,700	$0.15	$555.00	Cash	Nil
Apr. 22/02	Units	Private Placement	1,352,941	$0.17	$230,000	Cash	Nil
Jun. 12/02	Common shares	Exercise of options	34,200	$0.15	$5,130	Cash	Nil
Aug. 15/02	Common shares	Exercise of warrant	150	$0.30	$45.00	Cash	Nil

3B. *OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 2002:*

Date of Grant	Optionee	Number of Shares	Exercise Price	Expiry Date
July 1,2002	Employee	65,600	$0.10	July 1,2007
July 1,2002	Consultants	171,200	$0.10	July 1,2007
July 1,2002	Fred Fabro	106,100	$0.10	July 1,2007
July 1,2002	Blaine bailey	81,200	$0.10	July 1,2007

1,276,000 options were cancelled during the period.

4A. *AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002:*

Authorized: Unlimited no par value common shares
Issued: 58,675,910 shares without par value

4B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2002:

Type	No. Of Shares	Price per Share	Expiry Date
Options	1,000,000	$0.25	Sept. 9, 2004
Options	770,190	$0.15	Dec. 31, 2002
Options	3,519,798	$0.15	Apr. 2002-Nov. 2006
Options	280,279	$0.15	Jan. 14,2007
Options	424,100	$0.10	July 1, 2007
Warrants	676,470	$0.30	Oct. 22, 2002

4C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBRT 30, 2002:

6,091,423

5. LIST OF DIRECTORS & OFFICERS:

Fred Fabro	President & Director
Blaine Bailey	Director, CFO
Steven Forth	Director

Schedule C
ThoughtShare Communications Inc.

MANAGEMENT DISCUSSION
For the Period Ended September 30, 2002

Description of Business

ThoughtShare Communications Inc. ("ThoughtShare" or the "Company") advises that it has had to suspend substantially all of its operating business activities due to financial conditions. The Company has been unable to exploit sales and licencing opportunities as it has been unsuccessful in raising the required funding to execute on its business plan. ThoughtShare is no longer able to retain the necessary employees and contractors to continue sales & marketing, and research & development activities. The Company believes that a reorganization including a share consolidation is required in order to have any reasonable prospect of attracting the needed capital to continue forward. With its available resources Thoughtshare will continue to seek financing and take steps to protect its intellectual property and to pursue the sale of or licencing opportunities for its intellectual property on terms favourable to the Company.

The Company's Tier classification has been changed and the Company has been placed on the 90-day notice for Inactive status. For further details please see Operations and Financial Conditions.

Acquisition

On May 31, 2002, the Company had entered into a letter of intent with eMedia IT Solutions Inc. ("eMedia") to acquire eMedia's Biobase technology and its business. In consideration of the acquisition, the Company agreed to the following:

i) to issue 5,864,156 common shares of the Company on the closing of a formal agreement, less 500,000 employee shares to be withheld and subsequently released under the terms of a pooling agreement for the purpose of employee retention; and

ii) to issue an additional 2,932,078 common shares of the Company based on revenue milestones which is subject to revenue in the amount of $200,000 generated by current and new BioBase software sales within 6 months of a formal agreement.

As a result of the Companies reorganization it may decide not to close this transaction.

If the Company proceeds with the transaction all securities issued will be subject to an escrow period of 18 months from closing of the transaction. 25% of the securities will be issued on closing of the transaction and a further 25% every six months thereafter. The transaction is subject to finalization of a formal agreement and regulatory approvals.

Operations and Financial Condition

Legal fees of $19,899 were paid in respect of corporate matters.

Operating costs of $449,318 consisted of $447,762 for amortization of deferred development costs and $1,556 for other.

Occupancy costs of $87,995 were paid, consisting of building lease, parking, utilities and maintenance expenses.

Consulting fees of $70,171 consisted of $9,000 paid to an officer of the Company; $7,350 paid for corporate communication fees; $25,500 paid for corporate development fees; $12,821 paid for technical consulting; and $15,500 for other.

Salaries and benefits of $284,353 were paid, consisting of $265,286 for salaries and $19,067 for benefits to employees in administration, product marketing, research and development and marketing. $74,166 of this total was paid ($45,000) or accrued ($29,166) to two directors of the Company.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

During the period, the Company received a legal claim as a result of an outstanding payable. The Company believes that the funds requested are not appropriate and will take every means possible to defend itself. The Company had accrued $70,000 to cover this payable.

During the period, Jim Miller Eric Gerritsen, and David Gadhia, resigned their respective positions from the Board of Directors.

During the period, The Company advises that the Company's Tier classification will be changed from Tier 1 to Tier 2.The Exchange has advised that the Company is unable to meet the Exchange's Tier 2 Maintenance Requirements ("TMR") in accordance with Policy 2.5. The deficiencies identified are in the Working Capital and Asset & Operations requirements for a Tier 2 Technology Issuer. As a result, the Company has been placed on 90-day notice for Inactive Status effective September 9, 2002. The Company is required to resume its operation and raise sufficient funds to cover six months of its operations by December 8, 2002, failing which the Exchange will declare it Inactive.

There were no investor relations' activities undertaken by the Company during the current fiscal year-to-date, and no investor relations' arrangement or contracts entered into by the Company during that period.

Liquidity

Working capital as at September 30, 2002 was ($199,279) and the consolidated loss to September 30, 2002 was $1,076,357. The Company will need to raise additional funds to resume its operating business. The Company is actively reviewing its financing options and intends to seek additional financing. Sources may include public or private financing, arrangements with corporate partners and from other sources. There can be no assurance that such funds will be available on favourable terms, or at all.